UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2026

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On April 11, 2026, BioNTech SE announced positive results from the primary analysis of a Phase 2 cohort evaluating trastuzumab pamirtecan (BNT323/DB-1303) in patients with HER2-expressing, advanced endometrial cancer whose disease progressed on or after first-line chemotherapy with or without prior checkpoint inhibitor treatment. The press release is attached as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ramon Zapata-Gomez	By:	/s/ Dr. Sierk Poetting
	Name: Ramon Zapata-Gomez		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: April 13, 2026

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech and DualityBio’s Antibody-Drug Conjugate Trastuzumab Pamirtecan Demonstrated Clinically Meaningful Efficacy in Patients with HER2-Expressing, Recurrent Endometrial Cancer